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                             December 21, 2021

       Zhifan Zhou
       Chairman and Chief Executive Officer
       Hainan Manaslu Acquisition Corp.
       B3406, 34F, West Tower, Block B
       Guorui Building, 11 Guoxing Avenue
       Haikou, Hainan Province, People   s Republic of China 570203

                                                        Re: Hainan Manaslu
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 24,
2021
                                                            File No. 333-261340

       Dear Mr. Zhou:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 24, 2021

       Cover Page

   1. Please provide a brief description on the cover page of how cash is or will be transferred through your
organization and disclosure regarding your intentions to distribute earnings or settle amounts owed
under any VIE agreements. State whether any transfers, dividends, or distributions have
been made to date.
       Summary, page 1

   2. Provide a clear description in the Summary section of how cash will be transferred through the
post-combination organization if you acquire a company based in China.
                                                        Describe any
restrictions on foreign exchange and your ability to transfer cash between
 Zhifan Zhou
FirstName LastNameZhifan
Hainan Manaslu  AcquisitionZhou
                           Corp.
Comapany21,
December  NameHainan
              2021      Manaslu Acquisition Corp.
December
Page 2    21, 2021 Page 2
FirstName LastName
         entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated
         VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
Potential Approvals from the PRC Governmental Authorities..., page 6

3. In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, for each bulleted risk factor that relates to risks associated with acquiring and operating a business in China, please include page numbers that cross-reference the more detailed discussion in the Risk Factors section.
4. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Also state affirmatively whether any permissions have been denied.
Implication of the Holding Foreign Companies Accountable Act, page 8

5. Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on
         December 16, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zhifan Zhou
Hainan Manaslu Acquisition Corp.
December 21, 2021
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-
3457 with any questions.



                                                           Sincerely,
FirstName LastNameZhifan Zhou
                                                           Division of
Corporation Finance
Comapany NameHainan Manaslu Acquisition Corp.
                                                           Office of Real
Estate & Construction
December 21, 2021 Page 3
cc:       Richard Anslow
FirstName LastName